Exhibit 99.1

Hi everyone,

My name is Jennifer Yum and I am a senior director on the Masterworks acquisitions team.

Our latest offering is a painting completed by Sam Gilliam in 1970.

Sam Gilliam was an influential figure in the American abstract art movement and the first African American artist to represent the United States at the Venice Biennale in 1972. The strong prices realized for Gilliam’s works at auction reflect his critical acclaim. 9 of the artist’s top 10 auction records have been set since 2018.

To provide investment quality offerings by the artist, our acquisitions team has reviewed over 75 examples of Gilliam’s work from around the world, some of which are priced in the excess of $2 million. This is the sixth work we have selected from these examples to be offered on the Masterworks platform.

This offering is a large-format example of Sam Gilliam’s innovative abstract work from the late 1960s and early 1970s titled, “xMxaxnxtxlxex.” This subset of the artist’s body of work has seen the most commercial success at auction.

As of August 2022, beveled-edge paintings from 1967 to 1973 account for each of Sam Gilliam’s top three auction records. “Lady Day” (1971), which is larger than the Offering, sold for $2 million at Christie’s, New York on November 15, 2018. “Atmosphere” (1972), which sold for $1.85 million at Sotheby’s, New York, on November 18, 2021.

Between January 2005 and November 2019, auction sales of similar works to our Offering have increased at an estimated annualized appreciation rate of 37.4%.